Mail Stop 6010


      July 29, 2005


Via U.S. Mail and Facsimile to (952) 933-4808

Alan C. Hymes, M.D.
Chief Executive Officer
LecTec Corporation
5616 Lincoln Drive
Edina, MN 55436


	Re:	LecTec Corporation
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed April 15, 2005
	Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      File No. 000-16159

Dear Dr. Hymes:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 12

1. We see that Grant Thornton LLP, as predecessor auditor, reissued their audit report for the year-ended December 31, 2003. However, we noted that the audit report originally issued for the year-ended December 31, 2003 included an explanatory paragraph disclosing that the financial statements had been prepared assuming you would continue as a going concern. Since the report contents changed from its original issuance, please have your predecessor auditor tell us what consideration was given to the need to include a more currently dated audit report. Please tell us how the predecessors audit report, including the date thereof, complies with applicable auditing standards. Provide us with references to the authoritative auditing literature that supports your conclusions.

Note A - Summary of Significant Accounting Policies, page 19

Revenue Recognition, page 20

2. We note that you recognize royalty and license income "when earned under the terms of the agreements with customers and collection is reasonable assured." We also note that on page 25, you disclose that
Novartis is only required to pay royalties based upon "semi-annual sales." Please tell us and revise future filings to disclose how you determine the amount of revenue to record on a quarterly basis and the terms of your license agreement governing the payment of royalties, including your rights to audit or inspect the accuracy and completeness of the royalty payments.

Note B - Licensing and Supply Agreement, page 25

3. We see that on July 19, 2004, you entered into a new supply and
license agreement with Novartis.   As part of the agreement, you
granted Novartis the use of all of your intellectual property for the maximum duration permitted under applicable law. In consideration for these rights, you received a fee of $1,065,000 and will receive semi-annual royalties based on Novartis` sales of vapor patches. We note that you recorded the entire $1,065,000 fee as revenue in the year-ended December 31, 2004. Please tell us your accounting basis for recognizing the entire fee as revenue during fiscal 2004. Cite the authoritative guidance upon which you relied. We may have further comments after reviewing your response.

Note C - Discontinued Operations, page 26

4. We see that in July 2004 you determined you would be winding down your contract manufacturing operations before December 31, 2004 and also see your past and future financial results related to contract manufacturing are treated as discontinued operations for financial reporting purposes. Please revise future filings to include all disclosures required by paragraph 47 (b) and (c) of Statement 144.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.




								Sincerely,



								Jay Webb
								Reviewing Accountant

Alan C. Hymes, M.D.
LecTec Corporation
July 29, 2005
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